Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-236949 on Form S-8 and Registration Statement No. 333-255184 on Form F-10 and to the use of our report dated February 25, 2021 relating to the financial statements of GFL Environmental Inc. appearing in this Annual Report on Form 40-F for the year ended December 31, 2021.

/s/Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 10, 2022